Exhibit (a)(1)(vi)

November 10, 2004

Dear Stockholder:

I am pleased to announce that Dover Downs Gaming & Entertainment, Inc. is offering to purchase up to 1,040,421 shares of the Company's Common Stock, par value $0.10 per share, and 1,607,506 shares of the Company's Class A Common Stock, par value $0.10 per share, in each case at a price of $12.00 per share, net to the seller in cash without interest thereon. The offer is for approximately 10% of our combined equity or 10% of all outstanding shares of Common Stock and 10% of all outstanding shares of Class A Common Stock. If you do not wish to sell any of your shares, you do not need to take any action.

However, if you would like to sell some or all of your shares in the offer, then you may do so subject to the terms and conditions of the offer, including the proration provisions which apply in the event that the tender is oversubscribed. All shares purchased in the offer, whether Common Stock or Class A Common Stock will be acquired at the same fixed price of $12.00 per share. The tender offer is scheduled to expire at 5:00 P.M., New York City time, on December 10, 2004.

We believe that this offer to repurchase our shares is consistent with our long-term goals of increasing earnings per share and maximizing stockholder value. We also believe that the repurchase of our stock is a prudent use of our funds. We expect that the repurchase of our shares pursuant to this offer will be accretive to earnings per share for the stockholders that do not sell their shares in the offer.

The offer and the procedure for tendering shares are explained in more detail in the enclosed offer to purchase and letter of transmittal. I encourage you to read these materials carefully before making any decision regarding whether to tender any of your shares. If you have questions about the tender offer, please contact Mellon Investor Services LLC, the information agent for the offer, at (866) 293-6625 or Raymond James & Associates, Inc., the dealer manager for the offer at (727) 567-1000.

Sincerely,

/s/  DENIS MCGLYNN
Denis McGlynn
President and Chief Executive Officer